UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on July 12, 2012 regarding the Issuance of Stock Acquisition Rights as Stock Based Remuneration to Komatsu Ltd.’s Directors.

2.	English translation of a company announcement made on July 12, 2012 regarding the Issuance of Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Komatsu Ltd. and Directors of Major Subsidiaries of the Komatsu Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 13, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: July 12th, 2012 URL: http://www.komatsu.com/

Issuance of Stock Acquisition Rights as Stock Based Remuneration to Company Directors

Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on July 12, 2012, the Company resolved the details of the terms and conditions of the issuance of rights to subscribe for or purchase shares of the Company (Stock Acquisition Right) for the purpose of granting “Stock-Based Remuneration” to Company Directors, pursuant to the provisions of Article 236, 238, and 240 of the Companies Act, and a resolution at the 141th Ordinary General Meeting of the Shareholders of the Company.

[Description]

1.	Reason to issue the Stock Acquisition Rights:

To raise their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on corporate value with the shareholders.

2.	The name of Stock Acquisition Rights:

Seventeenth Stock Acquisition Rights of Komatsu Ltd.

3.	Type and number of shares underlying Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 100 shares.

However, after July 12, 2012, if the Company effects a stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after July 12, 2012 for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

4.	Total number of the Stock Acquisition Rights:

843 rights

The above number is the total number of the Stock Acquisition Rights that are expected to be allotted and, accordingly, in the event that the total number of application for subscription of the Stock Acquisition Rights does not reach the above-mentioned number or there occurs a reduction in the total number of the Stock Acquisition Rights to be allotted, the total number of the Stock Acquisition Rights shall be equal to the total number of the Stock Acquisition Rights that are actually allotted.

5.	Persons to whom Stock Acquisition Rights shall be granted (“Grantee”):

Ten (10) directors of the Company.

6.	Subscription amount to be paid for each Stock Acquisition Right (The subscription amount):

The Subscription amount to be paid for each Stock Acquisition Right shall be the amount of the fair value per share that is calculated by using the Binominal Model on the allotment date, multiplied by the Number of Shares Granted. The above amount shall be the fair value of the Stock Acquisition Right and the Grantee shall, with the approval of the Company, offset the remuneration amount payable by the Company to the Grantee against the amount to be paid by the Grantee to the Company in exchange for the Stock Acquisition Right in accordance with Paragraph 2, Article 246 of the Companies Act.

7.	Allotment Date of the Stock Acquisition Rights:

August 1, 2012.

8.	Due date of subscription for the Stock Acquisition Rights:

August 1, 2012.

9.	Amount of assets to be paid upon exercise of the Stock Acquisition Rights:

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY one (1) per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.

10.	Exercise period for the Stock Acquisition Rights:

From August 1, 2015 to July 31, 2020

11.	Conditions for the exercise of the Stock Acquisition Rights:

If a holder of Stock Acquisition Rights Who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at ‘10’ above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at the contracts to be executed by and between the Company and the Grantees of the Stock Acquisition Rights (hereinafter “Stock Acquisition Rights Contracts”).

12.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the resolution of the Board of Directors of the Company.

13.	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

1)	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting Regulations. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

2)	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in ‘13.1)’ above.

14.	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

15.	In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Companies Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i-viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement (in which a division of the Company is merged into a Reorganized Company), a plan for a corporate split (in which a division of the Company is spun off to establish a Reorganized Company), and a share exchange agreement or a plan for transfer of shares(in both of which the Company becomes a fully-owned subsidiary of a Reorganized Company).

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted the Stock Acquisition Rights of which the number is equivalent to the number of such Rights held at the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with’3’ above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying JPY one (1) per each one (1) share the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as determined in ‘15. iii’ above.

v.	Exercise period for the Stock Acquisition Rights

The exercise period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in ‘10’ above, or on the date that the Restructuring Actions take effect, whichever comes later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in ‘10’ above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on ‘13’ above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

16.	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

[Reference]

Date of the resolution of shareholders at the 141th Ordinary General Meeting of shareholders approving the issuance of the Stock Acquisition Rights: June 23, 2010

(end)

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: July 12th, 2012 URL: http://www.komatsu.com/

Issuance of Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on July 12, 2012, the Company resolved the details of the terms and conditions of the issuance of rights to subscribe for or purchase shares of the Company (Stock Acquisition Right) for the purpose of granting “Stock-Based Remuneration” to employees and directors of major subsidiaries of the Company, pursuant to a resolution at the 143rd Ordinary General Meeting of the Shareholders of the Company.

[Description]

1.	Reason to issue the Stock Acquisition Rights:

To raise their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on corporate value with the shareholders.

2.	The name of Stock Acquisition Rights:

Eighteenth Stock Acquisition Rights of Komatsu Ltd.

3.	Type and number of shares underlying Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 100 shares.

However, after June 20, 2012, if the Company effects a stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after June 20, 2012 for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

4.	Total number of the Share Acquisition Rights:

2,555 rights

The above number is the total number of the Stock Acquisition Rights that are expected to be allotted and, accordingly, in the event that the total number of application for subscription of the Stock Acquisition Rights does not reach the above-mentioned number or there occurs a reduction in the total number of the Stock Acquisition Rights to be allotted, the total number of the Stock Acquisition Rights shall be equal to the total number of the Stock Acquisition Rights that are actually allotted.

5.	Persons to whom Stock Acquisition Rights shall be granted (“Grantee”):

74 employees of the Company and 13 directors of major subsidiaries.

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6.	Subscription amount to be paid for each Stock Acquisition Right (The subscription amount):

No consideration shall be paid.

Since this issuance constitutes an issuance of Stock Acquisition Rights to individuals other than shareholders with particularly favorable terms and conditions as set forth in ‘5.’ and ‘6.’, the Ordinary General Meeting of Shareholders held on June 20, 2012 has resolved under Article 309 of the Companies Act to delegate the determination of the Subscription Requirements to the board of directors, pursuant to the provisions of Article 238 and Article 239 of the Companies Act.

7.	Allotment Date of the Stock Acquisition Rights:

August 1, 2012.

8.	Amount of assets to be paid upon exercise of the Stock Acquisition Rights:

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY one (1) per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.

9.	Exercise period for the Stock Acquisition Rights:

From August 1, 2015 to July 31, 2020

10.	Conditions for the exercising the Stock Acquisition Rights:

If a holder of Stock Acquisition Rights Who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at ‘9’ above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at the contracts to be executed by and between the Company and the Grantees of the Stock Acquisition Rights (hereinafter “Stock Acquisition Rights Contracts”).

11.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the resolution of the Board of Directors of the Company.

12.	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

1)	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting Regulations. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

2)	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in ‘12.1)’ above.

13.	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

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14.	In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Companies Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i-viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement (in which a division of the Company is merged into a Reorganized Company), a plan for a corporate split (in which a division of the Company is spun off to establish a Reorganized Company), and a share exchange agreement or a plan for transfer of shares(in which the Company becomes a fully-owned subsidiary of a Reorganized Company).

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted the Stock Acquisition Rights of which the number is equivalent to the number of such Rights held at the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with’3’ above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtainable by multiplying JPY one (1) per each one (1) share the Exercise Price to be adjusted after taking into consideration the conditions and other factors concerning the Restructuring Actions, by the number of shares to be issued for each acquisition right as determined in ‘14. iii’ above.

v.	Exercise period for the Stock Acquisition Rights

The exercise period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in ‘9’ above, or on the date that the Restructuring Actions take effect, whichever comes later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in ‘9’ above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on ‘12’ above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

15.	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

[Reference]

(1)	Date of the resolution of the Board of Directors pursuant to which it was decided to submit the proposal regarding Stock Acquisition Rights for shareholder approval at the 143rd Ordinary General Meeting of Shareholders: April 26, 2012

(2)	Date of the resolution of shareholders at the 143rd Ordinary General Meeting of shareholders approving the issuance of the Stock Acquisition Rights: June 20, 2012

(end)

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